Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports third quarter 2015 results

  Net earnings attributable to common shareholders grow to $739 million, yielding 13.0% increase in net earnings per share (EPS); Adjusted EPS of $0.93, up 12.0%
  Cash flow from operating activities of $1,878 million drives Free Cash Flow increase of 10.4%
  Adjusted EBITDA grows 3.4% on 2.9% increase in total revenues
  Wireless Adjusted EBITDA growth of 8.3% driven by 9.3% higher revenue; strong 6.1% increase in blended ARPU; total Q3 postpaid net additions of 78,000
  Wireline Adjusted EBITDA up 1.1%, positive for a fifth consecutive quarter; industry- leading margin increased to 41.1%
  Fastest growing broadband TV and Internet provider in Canada in Q3 with 126,000 total net customer additions – 68,000 IPTV and 58,000 high-speed Internet
  Bell has now become Canada’s largest TV provider with over 2.7 million subscribers, up 3.9% over last year
  Canada’s largest Gigabit Internet footprint with availability to 2 million homes in Québec, Ontario and the Atlantic region
  Bell Media revenue up 4.1%; Adjusted EBITDA grows 0.5%

MONTRÉAL, November 5, 2015 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the third quarter (Q3) of 2015.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q3 2015	Q3 2014	% change
BCE
Operating revenues	5,345	5,195	2.9%
Adjusted EBITDA(1)	2,187	2,115	3.4%
Net earnings	791	703	12.5%
Net earnings attributable to common shareholders	739	600	23.2%
EPS	0.87	0.77	13.0%
Adjusted EPS(2)	0.93	0.83	12.0%
Cash flows from operating activities	1,878	1,882	(0.2%)
Free Cash Flow(3)	921	834	10.4%
Free Cash Flow per share(3)	$1.09	$1.06	2.8%

“Bell’s strong momentum in the growth services of communications delivered positive Adjusted EBITDA across our Wireless, Wireline and Media segments and significant increases in earnings per share and cash flow. Our strategy of leading investment in Canada’s broadband networks and service innovation, combined with strong execution by the national Bell team, continues to deliver exceptional financial and operating results,” said George Cope, President

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and Chief Executive Officer of BCE and Bell. “The next-generation capabilities of the Fibe network attracted approximately 126,000 net new broadband TV and Internet customers in Q3 – and have now also made Bell the largest TV provider in the country. Canada’s largest and fastest LTE network is accelerating smartphone usage and wireless revenue. CraveTV and TV Everywhere GO digital services continue to attract new viewers to Bell Media’s premier content. We’ve launched a massive Gigabit Internet footprint that rivals any in North America and in Q3 were the first company on the continent to roll out the fastest mobile LTE data service available. As we build out the new generation of Bell networks, our team is focused on innovation that delivers for the customer, drives our competitiveness and growth, and ensures Canada’s continued leadership in global communications.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. Consistent execution of our strategy has resulted in strong performance across Wireless, TV, Internet and Media growth services, 40 consecutive quarters of uninterrupted Adjusted EBITDA growth, and 11 increases to the BCE common share dividend in the last 6 years, for a total dividend increase of 78%.

“Robust wireless, Internet and IPTV customer activations, combined with higher average household revenue and a disciplined cost focus, delivered strong growth in Adjusted EBITDA, Adjusted EPS and free cash flow growth in Q3, providing the foundation for sustained financial performance going forward,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell. “Competitively well positioned across our Wireless, Wireline and Media segments, Bell’s operating momentum remains strong as we enter the fourth quarter. We are comfortably on track with our 2015 financial plan, and well positioned to continue executing our dividend growth model in 2016.”

BCE RESULTS

BCE operating revenue increased 2.9% in Q3 to $5,345 million on service revenue growth of 2.6% and a 6.2% increase in product revenue, driven by strong organic wireless, wireline residential and media revenue growth.

BCE’s Q3 Adjusted EBITDA(1) was up 3.4% to $2,187 million on positive year-over-year growth across all Bell operating segments, reflecting increases of 8.3% at Bell Wireless, 1.1% at Bell Wireline, and 0.5% at Bell Media. BCE’s consolidated Adjusted EBITDA margin(1) increased to 40.9%, from 40.7% in Q3 2014, as stronger revenue growth and operating cost savings at Bell Wireline more than offset higher upfront wireless postpaid, Internet and IPTV subscriber acquisition costs, greater wireless retention spending, higher content costs at Bell Media, and the margin impact from ongoing decline in traditional voice services.

BCE’s net earnings attributable to common shareholders were $739 million, or $0.87 per share, up 23.2% and 13.0%, respectively, from $600 million and $0.77 per share in Q3 2014. The increase was due to higher Adjusted EBITDA, higher other income driven by gains from BCE’s minority interest equity investments and mark-to-market gains on equity derivative contracts entered into to economically hedge future payments under our share-based compensation plans, lower severance, acquisition and other costs, as well as a decrease in non-controlling interest as a result of the privatization of Bell Aliant. Excluding the impact of severance, acquisition and other costs, net losses on investments, and early debt redemption costs, Adjusted net earnings(2) were $790 million, or $0.93 per share, up 21.9% and 12.0%, respectively, from $648 million and $0.83 per share last year.

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BCE continued its strategic investments in broadband wireless and fibre infrastructure, with capital expenditures of $927 million in Q3. Capital spending was focused on connecting more homes and businesses directly to our broadband fibre network, including the buildout of Gigabit Fibe infrastructure in the City of Toronto and other urban locations, the continued expansion of our nationwide 4G LTE wireless network, the rollout of LTE Advanced network service, and increases in wireless and Internet network capacity to support higher speeds and growing data usage.

BCE’s cash flows from operating activities were essentially stable at $1,878 million, compared to $1,882 million in Q3 2014. Free Cash Flow(3) generated this quarter increased 10.4% to $921 million, compared to $834 million last year, reflecting higher Adjusted EBITDA and the favourable impact of the privatization of Bell Aliant. Free Cash Flow per share(3) was $1.09, up 2.8% from $1.06 last year.

BCE added 77,655 net new wireless postpaid customers and reported a net loss of 19,112 prepaid subscribers; 67,908 net new IPTV (Fibe TV and FibreOP TV) customers and a net loss of 41,994 satellite TV customers; and the addition of 57,888 new high-speed Internet customers. Total net NAS line losses were essentially unchanged compared to last year at 108,076. At September 30, 2015, BCE served a total of 8,183,367 wireless customers, up 1.8% from Q3 2014; total TV subscribers of 2,700,710, up 3.9% (including 1,108,699 IPTV customers, an increase of 29.3%); 3,374,239 Internet subscribers, up 4.0%; and total NAS lines of 6,795,576, a decrease of 5.9%.

CORPORATE DEVELOPMENTS

Bell now Canada’s #1 television provider

Bell became Canada’s largest provider of TV services in Q3 with 2,700,710 subscribers, an increase of 3.9% in our total customer base over last year, thanks to the fast growth of Fibe TV and, in Atlantic Canada, FibreOP TV. In its most recent Customer Interaction Metric report released in October, Nielsen Consumer Insights* found that Bell Fibe TV and FibreOP TV were the top 2 TV services most recommended by customers in a Canada-wide study conducted September 10 to 30, 2015.

Bell’s TV success has been driven by ongoing innovation in Fibe and FibreOP TV services, including new and exclusive features like Restart, which allows customers to start live TV shows already in progress from the beginning. Restart has now been further enhanced to let viewers go back in time to watch and Restart shows that aired in the previous 30 hours. Other new Restart options include Trending, which highlights in real time the 5 most-watched shows in the country in both English and French and lets you switch to watch them live or Restart from the beginning; Resume, which allows you to change channels while replaying a show and then switch back and pick up where you left off; and Suggestions, which offers customized viewing recommendations for video on demand. Bell has also announced the exclusive November 19 availability of the new Samsung Galaxy View, launching a new era in moveable streaming television. A highly portable 18.4” (46.7 cm) Full HD touchscreen that is WiFi enabled for video streaming and web browsing, and preloaded with the powerful Fibe TV app, the innovative Samsung View turns every room into a TV room.

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* Findings based on data collected by Nielsen through Bell Customer Interaction Metric research between September 10 and 30, 2015 for the Canadian residential market using custom online panel research.

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Largest Gigabit Internet footprint in Canada

Bell is leading the way in gigabit Internet service in Canada. We’ve launched Gigabit Fibe service to more than 1.3 million homes across Québec and Ontario in August and added 650,000 more locations in Atlantic Canada in September. It’s the fastest Internet service available to Canadian consumers, and Bell plans to reach 2.2 million homes with gigabit Internet service by the end of the year. Bell’s fibre architecture has significant structural and operating cost advantages over cable and will enable Bell to achieve significantly higher speeds more quickly.

Bell LTE ranked as the fastest wireless network in Canada

PCMag ranked Bell LTE #1 nationally and in more provinces than any other competitor in its third annual review of Canadian wireless networks released in September. According to PCMag’s tests, Bell’s LTE technology “resulted in speeds that simply blow US carriers away” when used with the latest smartphones from Bell such as the Samsung Galaxy S6+ and the S6 edge+.

In August, Bell announced North America’s first rollout of Tri-band LTE Advanced wireless service, delivering mobile data speeds of up to 335 megabits per second (expected average download speeds of 25 to 100 Mbps) in Halifax, Fredericton, Moncton, Toronto, Hamilton and Oakville. Bell’s existing Dual-band LTE Advanced service, launched in February, offers data speeds up to 260 Mbps (average 18 to 74 Mbps) with coverage in Atlantic Canada, Ontario, Alberta and BC for approximately 44% of the Canadian population. This is complemented by a national LTE network that offers data speeds ranging from 75 Mbps to 150 Mbps (average 12 to 40 Mbps) to over 94% of the population, with plans to cover 98% by the end of the year.

Taking the lead in mobile commerce

In July, Bell launched Suretap, an open mobile wallet payment system based on NFC SIM cards and backed by Bell, Telus and Rogers and available to other carriers. There have been a total of approximately 500,000 downloads of Suretap for Android and Blackberry in the last 3 months. With support for 40 payment cards and more than 30 gift card brands, the Suretap app is now available for more than 90% of Android and BlackBerry devices sold. Enstream, a joint venture of Bell, Telus and Rogers, offers secure card management services to VISA, MasterCard and debit card issuers using SIM secure elements on Bell Mobility phones, including CIBC, Desjardins, TD Canada Trust, and most recently Scotiabank in Q3.

R&D: Bell #1 in communications research & development

Bell’s leadership in service innovation stems directly from our longstanding position as the #1 investor in Canadian communications research and development. As detailed in the annual R&D rankings released this week by Research Infosource Inc., Bell invested $546 million in Canadian R&D in 2014 to develop the country’s premier broadband networks and new mobile, TV and Internet services, placing us first in the communications sector and fourth overall for R&D by all Canadian private sector corporations.

Bell Let’s Talk mental health initiative extended for 5 years

In September, the fifth anniversary of Bell Let’s Talk, Bell announced the extension of its national mental health initiative for a further 5 years, and an increase in its total funding commitment for Canadian mental health to at least $100 million. With a focus on the pillars of anti-stigma, care and access, new research, and workplace leadership, Bell Let’s Talk has funded more than 600 partner organizations in every region of Canada since 2010. According to a 2015 Neilsen study, more than 1 in 4 Canadians (and 9 of 10 young Canadians) say they’re more aware of mental health issues than 5 years ago, and 70% believe attitudes about mental illness have changed for the better. To learn more, please visit Bell.ca/LetsTalkProgressReport.

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$1 billion Bell Canada public debt offering

In October, Bell Canada completed a public offering of $1 billion of medium term notes (MTN) debentures which will mature on October 3, 2022 and carry an annual interest rate of 3%. This latest debt offering represents the lowest coupon ever achieved by Bell Canada on any MTN debenture issuance. With this new issuance, Bell Canada’s annual after-tax cost of outstanding public debentures has declined to 3.38% with an average term to maturity of approximately 9 years.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless delivered another strong quarter of financial results with Q3 operating revenues up 9.3% to $1,772 million from $1,621 million in Q3 2014. Service revenues increased 8.3% to $1,619 million, reflecting a higher postpaid mix and strong growth in blended ARPU(4). As a result of increased smartphone penetration and accelerating usage on our leading 4G LTE mobile network, data revenue grew 23.5% this quarter. Product revenues were up 22.2% to $143 million, as a result of more sales of higher-priced mobile devices and customer upgrades.

Wireless Adjusted EBITDA increased 8.3% to $758 million on the high flow-through of service revenue. Wireless service revenue margin remained stable, year over year, at 46.8%, despite $44 million in higher combined retention spending and subscriber acquisition costs, which contributed to operating cost growth of 10.1% in the quarter.

  Postpaid gross additions totalled 353,652 in Q3, up 6.6% over last year, reflecting increased activity in the Canadian wireless market attributable to the double cohort.
  Postpaid net additions were 77,655, down from 91,779 last year, as a result of increased customer churn(4) reflecting the seasonally high level of promotional activity combined with the double cohort impact. Postpaid customer churn in Q3 increased 0.11 percentage points over last year to 1.31%.
  Bell Wireless postpaid customers totalled 7,284,108 at the end of Q3 2015, a 4.2% increase over last year. Total Bell Wireless customers grew 1.8% to 8,183,367.
  The percentage of postpaid subscribers with smartphones increased to 78%, compared to 75% at the end of Q3 2014. The proportion of postpaid subscribers on the LTE network reached 63% at the end of the third quarter.
  Blended ARPU increased 6.1% to $65.34, driven by a higher percentage of customers on 2-year contracts, increased data usage on the LTE network, and a greater mix of postpaid customers in the total subscriber base.
  Cost of acquisition (COA)(4) was up 6.2% to $446 per subscriber, due mainly to a higher postpaid customer mix.
  With more customer upgrades driven by an increased number of customer contract expirations attributable to the double cohort, retention spending increased to 11.7% of wireless service revenues, up from 10.2% last year.

Bell Wireline

Wireline revenue decreased 0.6% in Q3 to $3,028 million, reflecting a year-over-year decline at Bell Business Markets due to ongoing competitive pricing pressures and reduced customer

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spending on core connectivity services, business service solutions and data product equipment resulting from continued slow economic growth. This was offset by the performance of Residential Services, which delivered revenue growth of 1.9% on continued strong Internet and TV subscriber net additions and higher household ARPU.

With an increasing mix of growth services and a 1.7% reduction in operating costs driven by integration synergies with Bell Aliant, ongoing customer service improvement and fibre-related savings, Wireline Adjusted EBITDA increased 1.1% over last year to $1,246 million, yielding a 0.6 percentage-point improvement to Bell’s industry-leading wireline margin of 41.1%. With solid year-to-date financial performance, Bell Wireline remains on track to deliver its first full-year of positive Adjusted EBITDA.

  Bell TV added 67,908 net new Fibe TV and FibreOP TV customers this quarter, compared to the 74,450 achieved during an exceptionally strong back-to-school period in Q3 of last year. Less new IPTV footprint expansion in 2015 also impacted the magnitude of new IPTV subscriber activations this quarter. BCE served 1,108,699 IPTV subscribers at the end of Q3, up 29.3% compared to Q3 2014.
  Satellite TV net customer losses increased to 41,994 in Q3 from 36,872 last year, due to aggressive cable conversion offers in areas where BCE does not offer IPTV service and the net loss of wholesale subscribers attributable to the rollout of IPTV service by a competing TV provider in Western Canada.
  BCE became the largest TV provider in Canada in Q3 with a combined total of 2,700,710 subscribers, up 3.9% from 2,600,418 at the end of Q3 2014.
  High-speed Internet net additions totalled 57,888 in Q3, compared to 64,254 last year. BCE built on its position as the leading Internet service provider in Canada with a high- speed Internet subscriber base that reached 3,374,239 at the end of Q3, up 4.0% compared to Q3 2014.
  Wireline data revenues were up 2.8% to $1,770 million, driven by combined Internet and TV service revenue growth of 6.3%. This was moderated by reduced spending on core connectivity, business service solutions, and data products by our large enterprise customers.
  Residential NAS net losses increased to 78,354, compared to 70,782 in Q3 2014, as a result of more aggressive competitor promotions and service bundle discounts as well as steady wireless and Internet-based technology substitution for local services.
  Business NAS net losses improved by 20.3% to 29,722 from 37,270 last year, reflecting fewer customer deactivations in both our small and mid-sized markets and increased demand for connectivity service as a result of the recent 2015 federal election.
  Total NAS access lines at the end of Q3 totalled 6,795,576, a 5.9% decline compared to Q3 2014. As a result, BCE’s local and access revenues decreased 4.3% to $818 million, while long distance revenue fell 9.6% to $207 million.

Bell Media

Media revenues grew 4.1% to $692 million and Adjusted EBITDA was up 0.5% to $183 million on higher advertising and subscriber revenues in Q3.

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Conventional TV advertising growth was supported by Bell Media’s new fall season programming, the live broadcast of the Emmy Awards, and the recent federal election. Specialty TV advertising revenues increased over last year, reflecting record audiences for our broadcast of the 2015 FIFA Women’s World Cup Soccer, the recapture of advertising dollars that moved to the broadcaster of FIFA Men’s World Cup Soccer last year, growth in non-sports specialty TV services Space and Discovery, and increased Astral Out of Home revenues resulting from new contract wins and acquisitions over the past year.

Subscriber revenues increased modestly compared to Q3 2014 with higher revenues from CraveTV and our growing suite of TV Everywhere GO products.

Bell Media operating costs, which increased 5.4% to $509 million due to higher costs for sports broadcast rights, Canadian programming and content investments for CraveTV, moderated growth in Adjusted EBITDA in Q3.

  Bell Media had the largest average audiences across conventional and specialty TV in Q3. CTV led the Summer season with 9 of the top 20 programs, more than any other network, while Discovery and Space were the top 2 entertainment specialty TV services in prime time for viewers aged 25 to 54.
  CTV delivered 3 of the top 4 new shows in the first two weeks of the new Fall TV season: Quantico, Blindspot and Code Black.
  Bell Media expanded its extensive portfolio of sports content on TSN and RDS, including UEFA Champions League Soccer and the International Basketball Federation (FIBA).
  Bell Media confirmed TSN and RDS will act as the primary broadcast partners for CBC’s broadcast of the Beijing 2022 Olympic Winter Games and the 2024 Olympic Games, extending its existing partnership with CBC to Rio 2016, Pyeongchang 2018 and Tokyo 2020.
  Bell Media maintained a leading position in Québec’s French-language specialty market, reaching 81% of the French-speaking population in the average week. Three out of the Top 5 Specialty channels among the key viewers age 25 to 54 were Bell Media properties: Canal D, Super Écran and Canal Vie.
  Bell Media digital properties led all Canadian broadcast competitors with total monthly averages of 17.2 million visitors, 2.8 million viewers, 326 million page views, 122 million visits, and 63 million videos served.
  Bell Media remained Canada’s top radio broadcaster in Q3 reaching 17.4 million listeners who spent a total of 85 million hours tuned in each week.
  Astral Out of Home was awarded an 8-year contract by the Ottawa Macdonald-Cartier International Airport, the sixth busiest in Canada. Astral Out of Home will replace all of the existing advertising infrastructure at the airport with a complete line of digital products, making it the first in Canada with permanent 100% digital advertising structures.

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COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.65 per common share, payable on January 15, 2016 to shareholders of record at the close of business on December 15, 2015.

OUTLOOK

BCE confirmed its financial guidance targets for 2015, as provided on February 5, 2015, as follows:

	February 5 Guidance	November 5 Guidance
Revenue growth	1% – 3%	On track
Adjusted EBITDA growth	2% – 4%	On track
Capital Intensity(4)	approx. 17%	On track
Adjusted EPS	$3.28 – $3.38	On track
Free Cash Flow growth(i)	approx. 8% – 15%	On track
Annualized common dividend per share	$2.60	$2.60
Dividend payout(4) policy	65% – 75% of Free Cash Flow	On track

(i)	As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2015 results on Thursday, November 5 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-866-225-6564 or (416) 340-2220. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 6872408#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q3-2015 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q3 2015 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues. We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the

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determination of short-term incentive compensation for all management employees. Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

($ millions)
	Q3 2015	Q3 2014
Net earnings	791	703
Severance, acquisition and other costs	46	66
Depreciation	727	739
Amortization	133	116
Finance costs
Interest expense	227	227
Interest on post-employment benefit obligations	27	25
Other income	(35)	(2)
Income taxes	271	241
Adjusted EBITDA	2,187	2,115
BCE Operating Revenues	5,345	5,195
Adjusted EBITDA Margin	40.9%	40.7%

(2)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q3 2015		Q3 2014
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	739	0.87	600	077
Severance, acquisition and other costs	35	0.05	45	0.06
Net losses on investments	16	0.01	-	-
Early debt redemption costs	-	-	3	-
Adjusted net earnings	790	0.93	648	0.83

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(3)	The terms Free Cash Flow and Free Cash Flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant Free Cash Flow. We define Free Cash Flow per share as Free Cash Flow divided by the average number of common shares outstanding. We consider Free Cash Flow and Free Cash Flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow and Free Cash Flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to Free Cash Flow on a consolidated basis.

($ millions except per share amounts)
	Q3 2015	Q3 2014
Cash flows from operating activities	1,878	1,882
Bell Aliant dividends paid to BCE	-	47
Capital expenditures	(927)	(975)
Cash dividends paid on preferred shares	(37)	(31)
Cash dividends paid by subsidiaries to non-controlling interest	(26)	(69)
Acquisition costs paid	33	33
Bell Aliant free cash flow	-	(53)
Free cash flow	921	834
Average number of common shares outstanding	848.9	782.1
Free cash flow per share	1.09	1.06

(4)	We use ARPU, churn, COA, capital intensity and dividend payout to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) in BCE’s Q3 2015 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2015 financial guidance (including revenues, Adjusted EBITDA, capital intensity, Adjusted EPS and Free Cash Flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2015 annualized common share dividend and common share dividend policy, our network deployment plans including,

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without limitation, our Gigabit Fibe infrastructure buildout, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 5, 2015 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 5, 2015. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2015 financial results, as well as our objectives, strategic priorities and business outlook for 2015, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2015 weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft interest rates to remain stable through the remainder of 2015, following the decrease of twenty-five basis points by the Bank of Canada in July 2015 a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration and smartphone adoption a relatively stable media advertising market and escalating costs to secure TV programming a higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (the Wireless Code) implemented in 2013

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Assumptions Concerning our Bell Wireless Segment

  higher, but slowing, Canadian wireless industry penetration and smartphone adoption sustained level of competition in both consumer and business markets maintain our market share momentum of incumbent wireless postpaid subscriber activations continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services our ability to monetize increasing data usage and customer subscription to new data services higher subscriber acquisition and retention spending, driven by a greater number of year- over-year gross additions and customer device upgrades higher than industry-average blended ARPU and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the 4G LTE network, and higher access rates on new two-year contracts completion of the LTE network expected to cover 98% of the Canadian population ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services a higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code implemented in 2013 no material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  positive full-year Adjusted EBITDA growth
  IPTV contributing to TV and broadband Internet market share growth, as well as fewer year-over-year residential NAS net losses, resulting in higher penetration of three-product households increasing wireless and Internet-based technological substitution residential services household ARPU growth from increased penetration of three-product households, promotion expiries and price increases aggressive residential service bundle offers from cable TV competitors in our local wireline areas stable year-over-year rate of decline in Bell Business Markets Adjusted EBITDA continued large business customer migration to IP-based systems ongoing competitive reprice pressures in our business and wholesale markets continued competitive intensity in our small and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment no material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  lower year-over-year Adjusted EBITDA and margin, due to escalating costs to secure TV programming, including rising sports-rights costs and market rates for specialty content,

12/15

CraveTV investment, higher regulatory Canadian content spending, the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund ability to successfully acquire highly rated programming and differentiated content building and maintaining strategic supply arrangements for content on all four screens successful scaling of CraveTV
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties no material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2015:

  total post-employment benefit plans cost to be approximately $390 million, instead of $370 million, based on an estimated accounting discount rate of 4%, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $280 million, instead of $260 million, and an estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $110 million depreciation and amortization expense of approximately $3,425 million net interest expense of approximately $920 million, instead of $940 million tax adjustments (per share) of approximately $0.05, instead of $0.04 an effective tax rate of approximately 26%
  non-controlling interest of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $750 million
  net interest payments of approximately $925 million
  working capital changes, severance and other costs of approximately $125 million to $225 million average BCE common shares outstanding of approximately 845 million an annualized common share dividend rate of $2.60 per share

The foregoing assumptions, although considered reasonable by BCE on November 5, 2015, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2015 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandated reseller access to fibre-to-the-home deployments the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics

13/15

  the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of traditional wireline services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s markets rising programming costs and Bell Media’s inability to secure key content variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon of economic conditions and ratings/audience levels our inability to protect our networks, systems, applications, data centres, electronic and physical records and the information stored therein against cyber attacks, unauthorized access or entry, and damage from fire, natural disasters and other events the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a simple and expeditious operational delivery model our failure to carry out network evolution activities or to meet network upgrade or deployment timelines within our capital intensity target our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our failure to maintain optimal network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic employee retention and performance, and labour disruptions pension obligation volatility and increased contributions to post-employment benefit plans events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks to satellites used by Bell TV
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements, and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units our failure to evolve practices to effectively monitor and control fraudulent activities copyright theft and other unauthorized use of our content
  the theft of our direct-to-home (DTH) satellite TV services our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including continuing to implement our targeted cost reduction initiatives, and our failure to develop a successful business strategy

14/15

  higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radiofrequency emissions from wireless communications devices our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks our failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2014 Annual MD&A dated March 5, 2015 (included in the BCE 2014 Annual Report) and BCE’s 2015 First, Second and Third Quarter MD&As dated April 29, 2015, August 5, 2015 and November 4, 2015, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

ABOUT BCE

Canada’s largest communications company, BCE provides a comprehensive and innovative suite of broadband communication services to residential and business customers from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca